Exhibit 99.1

The option vests in accordance with the following schedule:

         (i)      50% vesting ninety (90) days from the date hereof;

         (ii) 50% vesting upon the fifth anniversary of the date hereof, unless sooner vesting in accordance with the following;

                  (A) 20% vesting upon the later of (1) the Common Stock's reaching a market value (adjusted for any stock splits, stock dividends, or other changes in capital structure), based upon an average of the closing price of the Common Stock over fifteen (15) consecutive trading days (the "Market Value") of at least ten dollars ($10.00), but less than twelve dollars ($12.00), per share or (2) June 29, 2005 (the "Alternate Vesting Date");

                  (B) 15% vesting upon the later of (1) the Common Stock's reaching a Market Value of at least twelve dollars ($12.00), but less than fourteen dollars ($14.00), per share or (2) the Alternate Vesting Date; and

                  (C) 15% vesting upon the later of (1) the Common Stock's reaching a Market Value of at least fourteen dollars ($14.00) per share or (2) the Alternate Vesting Date.